SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Acadia Realty Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004239109 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004239109	13G	Page 2 of 4 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Harvard Private Capital Realty, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares 6. Shared Voting Power — 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1.	(a)	Name of Issuer:
Acadia Realty Trust

	(b)	Address of Issuer’s Principal Executive Offices:
1311 Mamaroneck Avenue, Suite 260 White Plains, New York 10605

Item 2.	(a)	Name of Person Filing:
Harvard Private Capital Realty, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:
c/o Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210

	(c)	Citizenship:
Massachusetts

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
004239109

Item 3.	The reporting person is a wholly owned subsidiary of the endowment fund of Harvard University in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

	(a)	Amount beneficially owned:
0 shares

	(b)	Percent of class:
0.0%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0 shares

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:
0 shares

Page 3 of 4 Pages

(iv) Shared power to dispose or to direct the disposition of:

_________

Item 5.	Ownership of Five Percent or Less of a Class.
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Pursuant to the Existing Asset Management Agreement, dated as of July 1, 1998, between Charlesbank, President and Fellows of Harvard College (“Harvard”) and certain individuals, Charlesbank acts as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment by Harvard Private Capital Realty, Inc. disclosed herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HARVARD PRIVATE CAPITAL REALTY, INC.

By:	/s/ Tami E. Nason

Name:	Tami E. Nason
Title:	Authorized Signatory

February 12, 2004

Page 4 of 4 Pages